

SECURITI

17006189

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ANNUAL AUDITED REPORT
(FORM X-17A-5 ⊠ MAR 02 2017
PART III
Washington DC
416

SEC FILE NUMBER
8- 67550

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2016__ AND ENDING __12/31/2016__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Meadowvale Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue 17th Floor

(No. and Street)

New York	**New York**	**10175**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl W. Lohwater   **(757) 525-0990**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr, CPA

(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508 West	**Southfield**	**Michigan**	**48075**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
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OATH OR AFFIRMATION

I, __Christopher Matchett_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Meadowvale Advisors LLC_____ , as

of **December 31**_____ , 20 __16_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None

_____

_____

```
KARL W LOHWATER
Notary Public, State of New York
Registration #02LO6307777
Qualified In New York County
Commission Expires July 14, 2018
```

_____
Signature
Chief Executive Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEADOWVALE ADVISORS, LLC

Statement of Financial Condition

December 31, 2016

(With Independent Auditors' Report Thereon)

MEADOWVALE ADVISORS, LLC

DECEMBER 31, 2016

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY	2
NOTES TO FINANCIAL STATEMENTS	3-5

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER: (248) 559-4514
MICHIGAN ASSOCIATION OF CPAs   Fax: (248) 559-0015
AMERICAN INSTITUTE OF CPAs

INDEPENDENT AUDITOR'S REPORT

To the Members
Meadowvale Advisors, LLC
521 Fifth Avenue
New York, NY 10175

Report on the Financial Statements

I have audited the accompanying statement of Financial Condition of Meadowvale Advisors, LLC as of December 31, 2016, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of theses financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risks assessments, the audit considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Edward Richardson Jr., CPA
February 24, 2017



MEADOWVALE ADVISORS, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2016

ASSETS

Cash	$	36,155
Prepaid expenses		3,045
TOTAL ASSETS	$	39,200

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	10,316
TOTAL LIABILITIES		10,316
Commitments and contingent liabilities (Note 5)		-
Members' equity		28,884
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	39,200

The accompanying notes are an integral part of these financial statements.

2

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Meadowvale Advisors, LLC (formerly Matchett Capital, LLC) (the "Company"), was formed as a New York limited liability company on September 7, 2006, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on May 7, 2007. During 2014 the Company became registered with the Commodity Futures Trading Commission ("CFTC") as a commodity trading advisor and a commodity pool operator, and became a member of the National Futures Association ("NFA").

Nature of Business

The Company earns referral fee income by referring customers to AVM, L.P. The Company also earns fees from doing private placements of securities on a best efforts basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Referral fees earned by business directed to AVM, L.P. are recorded as they are earned. Referral fees are earned when AVM confirms the trades from a referred customer to the Company. Private Placement fee income is recorded upon the closing of each deal. Other fees are recorded as revenue when received.

MEADOWVALE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company has evaluated subsequent events through February 24, 2017, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3:   Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The Company has no assets or liabilities that are measured at fair value on a recurring basis.

NOTE 4- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as the Company is a limited liability company and these taxes are the responsibility of the members.

MEADOWVALE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month to month basis for an office location and a commodity trader location. Rental expenses for the year ended December 31, 2016 were $4,659.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was $25,839 which was $20,839 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.4 to 1.